1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

February 14, 2025

Via Email

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Mr. Aaron Brodsky

Re:	CCS IX Portfolio Holdings, LLC
Registration Statement on Form 10
File No. 000-56718

Dear Mr. Brodsky:

On behalf of CCS IX Portfolio Holdings, LLC (the “Company”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated January 29, 2025 relating to the Company’s registration statement on Form 10 that was filed with the SEC on December 31, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the pre-effective amendment to the Registration Statement 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Pages 1 - EXPLANATORY NOTE

1.	Comment: Please include the following in the explanatory note, as applicable:

a.	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop;

b.	Repurchases of common stock by the Company, if any, are expected to be very limited;

February 14, 2025 Page 2

c.	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame;

d.

Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company;

e.

The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results; and

f.	The privately-held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

2.	Comment: Please confirm supplementally, if accurate, that the number “IX” as used in the Company name does not have any particular meaning in connection with the Company’s strategy.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the number “IX” as used in the Company’s name does not have any particular meaning in connection with the Company’s strategy.

3.

Comment: Given the lengthy discussion of risk factors that begins on page 25, please include at the beginning of the filing a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and has included summary risk factors in the forepart of the Amended Registration Statement in accordance with the requirements of Item 105 of Regulation S-K.

Page 3 – ITEM 1. BUSINESS

4.	Comment: Page 3 indicates that the Company intends to elect to be regulated as a BDC. Please disclose when election to be regulated as a BDC will be filed.

February 14, 2025 Page 3

Response: The Company respectfully submits to the Staff that it filed an election to be regulated as a BDC on December 31, 2024, and has included disclosure in the Amended Registration Statement accordingly.

5.

Comment: The first sentence in the second paragraph on page 3 states that that the investment objective is to provide unitholders with “substantial current income and long-term capital appreciation...” Please disclose how the Company is defining “substantial.”

Response: The Company has deleted the word “substantial” from its investment objective throughout the Registration Statement.

6.

Comment: The last sentence in the second paragraph on page 3 states that the Company may also invest in “other debt or equity securities.” Please clarify in disclosure the nature of any such other debt or equity securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly, both in the last sentence in the second paragraph on page 3 and in the fifth paragraph under the heading “Investment Strategy” within Item 1. Business.

7.

Comment: The third paragraph on page 3 states that the Company’s investment objective is accomplished through, among other things, “originating investments in what we believe to be middle-market companies with strong business fundamentals...” Please briefly explain supplementally the use of the language “what we believe to be” in this sentence, and please clarify in disclosure how the Company is defining/considering “strong business fundamentals.”

Response: The Company has revised the disclosure in response to the Staff’s comments.

8.

Comment: The sixth paragraph on page 3 indicates that the Company may form wholly-owned subsidiaries. To the extent that the Company will have primary control over any entities that primarily engage in investment activities in securities or other assets, please respond to the following comments:

a.	Disclose that such subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company;

Response: The Company has revised the disclosure accordingly. The Company confirms to the Staff that it does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Company.

February 14, 2025 Page 4

b.	Disclose that the Company complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

Response: The Company respectfully notes that business development companies like the Company are not subject to Section 8 of the Investment Company Act. Notwithstanding such fact, the Company confirms that the activities of any of its wholly-owned subsidiaries will be consistent with the investment objective and strategies described in its SEC filings.

c.

Disclose that the Company complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary so that the Company treats the subsidiary’s debt as its own for purposes of Section 18;

Response: The Company has revised the disclosure accordingly.

d.

Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as if it were an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act;

Response: The Company respectfully advises the Staff that any wholly-owned subsidiaries of the Company through which the Company may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser would manage the investments held by such wholly-owned subsidiaries of the Company on a look-through basis pursuant to the Investment Advisory Agreement.

e.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary, if any;

Response: The Company has revised the disclosure accordingly.

f.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary;

February 14, 2025 Page 5

Response: The Company has revised the disclosure accordingly.

g.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not;

Response: The Company confirms that it would generally expect to consolidate the financial statements of any subsidiary with the financial statements of the Company.

h.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder as modified by Section 64 of the 1940 Act;

Response: The Company confirms that any subsidiary and board of directors thereof that it has will agree to inspection by the Staff of the subsidiary’s books and records.

i.

Confirm in correspondence that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table, as appropriate; and

Response: The Company confirms the matters set forth in the immediately preceding comment of the Staff.

j.

Please disclose that the Company does not/does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Company.

Response: The Company has revised the disclosure accordingly.

9.

Comment: Please reconcile the language in the “Base Management Fee” section on page 8 versus the language in the “Investment Advisory and Management Agreement” with respect to how the fee is calculated and payment frequency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

10.	Comment: Please confirm whether the Company will utilize leverage during the first year of investment operations.

February 14, 2025 Page 6

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it intends to utilize leverage during the first year of its investment operations. The Company respectfully submits to the Staff that the Company discloses that it intends to use leverage in the Registration Statement, including under “Item 2. Financial Information – Credit Facilities.”

Pages 4-7 – Investment Strategy

11.

Comment: The first sentence under the “Investment Strategy” subheading on page 4 indicates that the Company’s strategy will seek to generate “substantial current income and meaningful long-term capital gains.” Please disclose how the Company defines “substantial” and “meaningful” in this context.

Response: Please see the Company’s response to Comment 5 above.

12.

Comment: The second sentence of the second paragraph under the “Investment Strategy” subheading on page 4 indicates that the Adviser’s strategy seeks to, among other things, “provide for enhanced controls...” Please clarify in disclosure what the Company means by “enhanced controls.”

Response: The Company has deleted the phrase referenced in the Staff’s comment.

13.

Comment: Does the Company currently hold any investments, or intend to hold any investments, prior to effectiveness of the registration statement? Has the Company entered into, or does the Company intend to enter into, any warehousing transaction for purposes of establishing the initial investment portfolio of the Company?

Response: The Company respectfully submits that it intends to hold investments prior to the effectiveness of the registration statement. The Company confirms that it did not enter into any warehousing transactions for purposes of establishing the initial investment portfolio of the Company.

Page 7 – Private Offering of Common Units

14.	Comment: Will the terms of the Subscription Agreements referenced on page 7 materially differ depending on the investor? We may have further comments. Please also see Comment 33 below.

Response: The Company respectfully confirms that the terms of the Subscription Agreement will not differ materially depending on the investor.

February 14, 2025 Page 7

Page 8 – Investment Advisory Agreement

15.

Comment: The disclosure on page 8 under “Investment Advisory Agreement” states that the Company “intends” to enter into an advisory agreement with the Adviser. Please supplementally explain when the Company intends to enter into such an agreement. If the Company does not enter into such an agreement prior to offering shares, please supplementally explain how the Company will be managed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement to reflect that the Company executed the Investment Advisory Agreement on December 31, 2024.

16.	Comment: Please consider including a fee table that complies with the requirements of Form N-2.

Response: The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. As a result, the Company has not elected to do so in the Registration Statement.

17.

Comment: Please confirm in correspondence whether the Company has any incentive fee arrangements. If there is an incentive arrangement, please include details of the incentive compensation and include an example of how the calculations work.

Response: The Company confirms that it has no incentive fee arrangement and has revised the Amended Registration Statement to remove references to incentive fees.

Pages 25-52 – ITEM 1A. RISK FACTORS

18.

Comment: Please ensure that each strategy disclosed in the Company’s principal investment strategy is addressed in the principal risk section, and vice versa. Specifically, please be sure the following investment types, which appear to be addressed in the principal risk section, are also discussed in the Company’s principal strategy section: floating rate debt; illiquid loans/securities; unrated/high-yield/junk debt; CLOs; covenant-lite loans; first-lien senior secured loans/unitranche loans; syndicated loans; and debt of leveraged companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

February 14, 2025 Page 8

19.	Comment: Disclose the cost of ‘34 Act reporting as an additional risk, or direct us to such disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

20.

Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Company’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

Response: As disclosed in the Registration Statement, the Company will raise funds on a capital commitment basis and will call capital from its investors on an as-needed basis for the purposes set forth in the Registration Statement, including to “complete portfolio investments.” The disclosure in the Registration Statement also discloses the time periods during which investors will be required to fund their capital commitments when called by the Company. As a result, the Company believes that the disclosure in the Registration Statement adequately addresses the Staff’s comment.

21.

Comment: Disclosure on page 42 references the use of credit derivatives. Please discuss the use of credit or other derivatives in the principal strategy section, including the extent to which any such derivatives may be used.

Response: The Company does not currently intend to invest in credit or other derivatives as part of its principal investment strategies.

22.

Comment: Disclosure on page 44 indicates that the Company expects substantially all of its investments will involve loans and private securities. Please supplementally explain whether the Company will invest more than 15% of its assets in funds relying on the exclusions under Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. We may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment. The Company supplementally advises the Staff that it does not intend to invest more than 15% of its assets in funds relying on the exclusions under Sections 3(c)(1) and/or 3(c)(7) of the Investment Company Act.

Page 56 – ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

23.	Comment: Please revise the table on page 56 to include a column listing the class of security.

February 14, 2025 Page 9

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Page 56 – ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

24.

Comment: Disclosure on page 3 states that the Board consists of five directors, three of whom are independent. Please reconcile this with disclosure on page 56, which indicates that the Board consists of six members, five of whom are not “interested persons.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Pages 61-62 – ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

25.

Comment: Disclosure on page 62 references an Expense Support Agreement. Please consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Company respectfully acknowledges the Staff’s comment. Consistent with the Company’s response to Comment 16 in this letter, the Company respectfully submits that it is not aware of any affirmative requirement to include such an example and that it believes such an example would be inappropriate and potentially misleading to an investor.

26.	Comment: Please also provide examples demonstrating the operation of an incentive fee, and a graphical representation of the income-related portion of any incentive fee.

Response: The Company respectfully refers the Staff to its response to Comment 17 above.

Pages 69-70 – ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

27.	Comment: Please provide a copy of the Company’s bylaws.

Response: The Company does not have bylaws, but respectfully refers the Staff to the Company’s Second Amended and Restated Limited Liability Company Agreement, which has been filed as Exhibit 3.3 to the Amended Registration Statement.

28.	Comment: Please file finalized documents and agreements, rather than any “form of” agreements.

February 14, 2025 Page 10

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that any “form of” agreement filed by the Company is filed in compliance with Instruction 1 to Item 601 of Regulation S-K, which provides in relevant part, that a registrant need not refile an exhibit filed in preliminary form if the exhibit has been changed only in the manner set forth in such instruction.

29.

Comment: Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10’s effectiveness to allow us enough time to review. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested information in the Amended Registration Statement accordingly.

30.

Comment: In an amendment, please include an estimate of organizational and offering costs incurred. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.

Response: The Company notes that such information is disclosed in the above-referenced financial statements and the notes thereto.

31.

Comment: In connection with the First Amended and Restated Limited Liability Company Agreement included as Exhibit 3.3 (“LLC Agreement”), please revise the provision under Section 12.6(d) to state that the exclusive Delaware forum provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Company respectfully notes that the Delaware forum provision is on a “non-exclusive” basis (and not on an exclusive basis). As a result, the Company’s unitholders are free to bring claims, including securities law claims, in other jurisdictions.

32.

Comment: In connection with Section 12.6(g) of the LLC Agreement, please confirm the following supplementally, and also make any related revisions to the disclosure, or otherwise explain how such terms comply with federal securities laws (e.g., Adviser’s fiduciary duty, Reg F-D):

February 14, 2025 Page 11

a.	The Adviser will not provide investors or others with information that would allow those investors to benefit at the Company’s expense;

b.	The Company will not make selective disclosure of material information, including portfolio holdings of the Company.

Response: The Company has deleted Section 12.6(g) of the LLC Agreement in its entirety. Please see the Second Amended and Restated Limited Liability Company Agreement referenced above.

33.

Comment: In connection with Section 12.6(j) of the LLC Agreement, and specifically the language referencing the Company’s ability to enter into side letters with individual Members (“Other Agreement”), please explain the following supplementally:

a.

How having subscription agreements and/or side letters with different terms would comply with Sections 18/61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends?);

b.	Whether different terms in any subscription agreement and/or side letter could have a material, negative effect on other Company investors;

c.	Whether the terms of different subscription agreements and/or side letters will be disclosed to all Company investors, and how they will be disclosed including the timing of such disclosure;

d.	Whether the terms of these subscription agreements and/or side letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e.

Whether the terms of these subscription agreements and/or side letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response: The Company has revised the LLC Agreement to delete all references to other agreements therein, given that it will not enter into such agreements or similar arrangements. Please see the Second Amended and Restated Limited Liability Company Agreement referenced above.

February 14, 2025 Page 12

General Comments

34.

Comment: Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company respectfully acknowledges the Staff’s comment.

35.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has not submitted, and does not expect to submit, any exemptive application or no-action request in connection with the Registration Statement.

36.

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company respectfully acknowledges the Staff’s comment.

* * * * * *

February 14, 2025 Page 13

The Company supplementally advises the Staff that it intends to file a further pre-effective amendment to the Registration Statement prior to the effectiveness of the Amended Registration Statement that will include the audited financial statements of the Company for the period ended December 31, 2024. Should you have any questions regarding this letter, please contact me at (202) 261 3395 or by email at matthew.carter@dechert.com, Harry S. Pangas at (202) 261 3466 or by e-mail at harry.pangas@dechert.com, or Taylor Stevens at (646) 731 6167 or by e-mail at taylor.stevens@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	George Hawley, CCS IX Portfolio Holdings, LLC

Harry S. Pangas, Dechert LLP

Taylor Stevens, Dechert LLP